Filed by: Rumble Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Northern Data AG

CIK: 0001863502

Tether Supports Next Wave of AI Freedom,
Driven by Rumble–Northern Data Alliance and 20,000+ GPU Network

12 November 2025 - Tether, the largest company in the digital asset ecosystem, is taking a major step to advance open, freedom-first AI and cloud services. Tether has signed an agreement to lease a significant share of a 20,000+ GPU network, one of the most advanced in the world, to power its AI research, creator-focused tools, and QVAC (“Infinite Intelligence”) platform,qvac.tether.io.

The move is more than a technology play; it’s a statement. The proposed combination of Rumble and Northern Data represents a powerful shift toward an open digital future, one that values freedom of money, freedom of speech, and freedom of thought. By uniting Rumble’s independence-first cloud platform with Northern Data’s world-class GPU infrastructure, this collaboration brings the scale needed to challenge Big Tech across cloud computing, AI, and content creation. Together, these two companies are building the foundation for an independent internet, one that breaks away from centralized control and returns power to users, creators, and communities.

“We are proud to support Rumble as it builds the critical infrastructure for a freer, more open internet,” said Paolo Ardoino, CEO of Tether. “In an era where the flow of data and computing power is increasingly centralized, Rumble stands as a powerful counterweight. Its vision for freedom-first innovation aligns with our belief that access to AI, compute, and content should be a public good, not a privilege. Northern Data plays a foundational role in that future. Its high-performance computing infrastructure is a critical piece of the puzzle, enabling the kind of scale, speed, and autonomy that freedom-first platforms require. This alliance is proof that there can be systems that defend truth, privacy, and freedom, not by asking permission, but by building alternatives.”

Tether’s QVAC initiative, an open AI framework built to ensure intelligence remains transparent, accountable, and in the hands of users, fits perfectly with that vision. By utilizing Rumble’s expanded capabilities, Tether plans to leverage Northern Data’s GPU clusters and Rumble’s vast content library to train models and co-create tools that empower creators worldwide, AI that remains in the hands of its users, not of centralized corporations.

Freedom-first technology isn’t a slogan; it’s a direction. It means building infrastructure that resists censorship, rewards truth, and puts intelligence back in the hands of people. Today’s internet has been captured by centralized giants; they own the servers, the algorithms, the data, and ultimately, the truth. But truth cannot be owned.

Freedom-first means breaking that cycle of control. It means creating technology that is independent of gatekeepers, resilient against censorship, and aligned with the values of privacy, transparency, and choice. From scalable AI compute to creator-led innovation, Tether’s efforts represent more than technological progress; they are a commitment to building systems that protect autonomy, amplify voices, and preserve human creativity.

“Only by having control of your own intelligence can you remain in control of your destiny,” Ardoino added. “Our AI innovations represent a future where technology serves people, not the other way around. Tether is looking to take that power back, building systems where AI serves humanity.”

About Tether Data

Tether Data, S.A. de C.V. (“Tether Data”) is part of Tether’s broader vision to advance freedom, transparency, and innovation through technology. Its mission is to enable people and organizations to connect and share information directly, without unnecessary intermediaries. By creating secure, peer-to-peer systems, Tether Data gives users greater control over their data, communications, and digital interactions. Tether Data aims to redefine how information flows across networks by replacing centralized models with decentralized infrastructure designed for privacy, efficiency, and resilience. The company’s goal is to make global connectivity faster, safer, and more private, empowering individuals and institutions alike to exchange information freely and securely.

About QVAC

QVAC is Tether Data’s advanced AI research initiative dedicated to building open, decentralized, and adaptive intelligence systems. Its mission is Local AI. Infinite Intelligence. No Compromise envisions a world where AI lives and learns on any device, empowering individuals and communities rather than concentrating power in corporate data centers.

Legal Information

The GPU purchase agreement will only become effective if and when Rumble’s exchange offer for Northern Data AG (the “Offer”) closes. Both the launch and the closing of the Offer are subject to certain conditions. Tether is not a party to the Offer.

The Offer will be implemented in accordance with the applicable laws of the Federal Republic of Germany and the United States. As the shares of Northern Data are listed in the open market (Freiverkehr), it will not be subject to the German Securities Acquisition and Trading Act (Wertpapiererwerbs- und Übernahmegesetz).

The Offer, if launched, will not be filed, published or publicly advertised pursuant to the laws of any jurisdiction other than the Federal Republic of Germany and the United States of America. Tether assumes no responsibility for the publication, dispatch, distribution or dissemination of any documents connected with the Offer outside the Federal Republic of Germany, the Member States of the European Union, the European Economic Area and the United States being compatible with the applicable requirements of jurisdictions other than those of the Federal Republic of Germany and the United States. Furthermore, Tether assumes no responsibility for the non-compliance of third parties with any laws.

The information in this press release is provided in good faith and is intended for informational purposes and to comply with applicable laws and requirements. The information is not intended to constitute, and does not constitute, an offer or part of an offer to sell or otherwise dispose of any securities, or an invitation or solicitation of an offer to purchase or otherwise acquire any securities. Shareholders of Rumble and Northern Data are strongly advised to read any communications and disclosures of Rumble and Northern Data on connection with the Offer, in particular the offer document, the prospectus relating to Rumble shares as well as all other documents related to the Offer, and only rely on these communications and disclosures in connection with the Offer.

This press release contains forward-looking statements. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Recipients should read statements that contain these words carefully because they discuss future expectations, contain projects of future results of operations or financial condition; or state other “forward-looking” information. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Tether’s control. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Tether has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this press release are based upon information available to Tether on the date hereof, and Tether disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the Offer or Tether’s ability to successfully achieve the forward-looking statements set forth in this press release. Recipients should not rely on Tether’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Tether does not assume any duty to update or revise forward-looking statements herein, whether as a result of new information, future events or otherwise, as of any future date.

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Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be commenced except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”).

When the Offer is launched in accordance with the definitive agreements for the transaction, such Offer will only be made pursuant to a Registration Statement on Form S-4 and related information statement and other relevant documents to be filed by Rumble with the Securities and Exchange Commission (“SEC”). Before making any voting or investment decision, investors and security holders of Northern Data are strongly advised to read the registration statement and related information statement and all other relevant documents filed or that will be filed with the SEC in connection with the Offer, when launched, as they become available because they will contain important information about the transaction. Holders of Northern Data shares will need to make their own decision whether to tender shares in the Offer, when launched. Investors and security holders of Northern Data will be able to obtain free copies of the registration statement and related information statement and all other relevant documents filed or that will be filed with the SEC by Rumble through the website maintained by the SEC at www.sec.gov.

Neither the SEC nor any U.S. state securities commission has passed any comment upon the adequacy, accuracy or completeness of the disclosure in this communication. Any representation to the contrary is a criminal offence in the United States.

Certain Information Regarding Participants

Rumble and its directors, executive officers and other members of its management and employees may be deemed under SEC rules to be participants in the solicitation of proxies of Rumble’s stockholders in connection with the proposed transactions. Information concerning the interests of Rumble’s participants in any such solicitation, if applicable, which may, in some cases, be different from those of Rumble’s stockholders generally. Information regarding the directors and executive officers of Rumble is contained in Rumble’s Annual Report on Form 10-K for the year ended December 31, 2024, and its Proxy Statement on Schedule 14A, dated April 25, 2025, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the information statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Investors should read statements that contain these words carefully because they discuss future expectations, contain projections of future results of operations or financial condition; or state other “forward-looking” information. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Rumble’s and Northern Data’s control.

These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed transaction, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated transaction that could reduce anticipated benefits or cause the parties to abandon the transaction; risks that the condition to the publication of the offer document relating to the outcome of an independent investigation to be conducted by Northern Data into certain VAT tax-related allegations is not satisfied; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction; the ability to successfully complete the proposed transaction; regulatory or other limitations imposed as a result of the proposed transaction; the success of the business following the proposed transaction; the ability to successfully integrate Rumble’s and Northern Data’s businesses; the possibility that the requisite number of Northern Data’s shares may not be tendered in the exchange offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed transaction in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that the announcement or consummation of the proposed transaction could have adverse effects on the market price of Rumble’s Class A common stock or Northern Data’s capital stock or the ability of Rumble and Northern Data to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that the combined business may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the risk of fluctuations in revenue due to lengthy sales and approval process required by major and other service providers for new products; the risk posed by potential breaches of information systems and cyber-attacks; the risks that Rumble, Northern Data or the post-combination company may not be able to effectively compete, including through product improvements and development; and such other factors as are set forth in Northern Data’s annual and interim financial reports made publicly available and Rumble’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Rumble’s Form 10-K for the fiscal year ended December 31, 2024 and Rumble’s Form 10-Q for the quarterly period ended September 30, 2025, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated transaction, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the registration statement that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with the German Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) in connection with the contemplated transaction. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Rumble or Northern Data has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Rumble on the date hereof, and Rumble disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Rumble or Northern Data. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction or Rumble’s or Northern Data’s ability to successfully complete the proposed transaction or realize the expected benefits from the proposed transaction. You are cautioned not to rely on Rumble’s and Northern Data’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Rumble does not assume any duty to update or revise forward-looking statements herein, whether as a result of new information, future events or otherwise, as of any future date.